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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Meredith Enterprises, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

952203 20 6

(CUSIP Number)

Allen K. Meredith
Manager, Meredith I LLC
3000 Sand Hill Road, Building 2, Suite 120
Menlo Park, CA 94025
(650) 233-7150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

CUSIP No. 952203 20 6

1		NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mr. Allen K. Meredith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

PF, AF

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		71,655

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		18,000

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		71,655

WITH
	10	SHARED DISPOSITIVE POWER

18,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,655

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14		TYPE OF REPORTING PERSON

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 952203 20 6

1		NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mrs. Kim Meredith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

PF, AF

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		89,655

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON

WITH
	10	SHARED DISPOSITIVE POWER

89,655

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,655

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14		TYPE OF REPORTING PERSON

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 952203 20 6

1		NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Meredith I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		18,000

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		18,000

WITH
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

88,949

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14		TYPE OF REPORTING PERSON

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     This Schedule 13D is filed with respect to shares of the common stock, par value $0.01 (“Common Stock”), of Meredith Enterprises, Inc., a Delaware corporation (“Meredith Enterprises”). Meredith Enterprises’ principal executive offices are located at 3000 Sand Hill Road, Building 2, Suite 120, Menlo Park, CA 94025.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Mr. Allen K. Meredith, Mrs. Kim Meredith and Meredith I LLC, a California limited liability company of which Mr. Meredith and his wife, Mrs. Kim Meredith, are the sole co-managers. Mr. and Mrs. Meredith and Meredith I LLC are collectively referred to herein as the “Filing Persons”.

(b)	The Filing Persons’ business address is 3000 Sand Hill Road, Building 2, Suite 120, Menlo Park, CA 94025.

(c)	Mr. Meredith is the Chairman, President and Chief Executive Officer of Meredith Enterprises and Mrs. Meredith is the Chief Operating Officer of Planned Parenthood Golden Gate.

(d)	During the last five years, neither of Mr. or Mrs. Meredith has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Mr. or Mrs. Meredith has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Mr. and Mrs. Meredith is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     As of the date hereof, Mr. Meredith is the direct owner of 13,322 shares of Common Stock, all of which were purchased with personal funds.

     As of the date hereof, Meredith I LLC beneficially owns 18,000 shares of Common Stock, all of which are in the process of being transferred by Mr. Meredith as a capital contribution to Meredith I LLC.

     Mr. and Mrs. Meredith, as the sole co-managers of Meredith I LLC, have shared joint authority over the disposition of all shares of Common Stock held by Meredith I LLC, as well as the acquiring, holding and voting of such shares, provided however that Mr. Meredith’s decision is determinative. Under the rules of the Securities and Exchange Commission, shares of Common Stock beneficially owned by Meredith I LLC thus may be deemed to be beneficially owned by each of Mr. and Mrs. Meredith. Further, shares of Common Stock beneficially owned by either Mr. or Mrs. Meredith may be deemed to be beneficially owned by the other spouse. Mr. and Mrs. Meredith disclaim beneficial ownership of shares held by Meredith I LLC except to the extent of their individual pecuniary interest therein.

Item 4. Purpose of Transaction

     Mr. Meredith is the President and Chief Executive Officer of Meredith Enterprises, Inc. He previously filed a Statement of Beneficial on Schedule 13G on March 14, 2003. On May 9, 2003, he and his wife, Kim Meredith, entered into an Operating Agreement with certain other individuals (the “Class A Members”) under which the Class A members became members in Meredith I LLC and Mr. and Mrs. Meredith became co-managers thereof. Meredith I LLC was formed, and the Operating Agreement was entered into, with the purpose of facilitating the purchase of shares of Common Stock. Meredith I LLC is a limited liability company formed under the laws of the State of California that has $500,000 of committed capital from the Class A Members (the “Committed Funds”), in addition to 18,000 shares of Common Stock contributed by Mr. Meredith.

     Meredith I LLC intends to use all of its Committed Funds to purchase additional shares of Common Stock in the market and/or through privately negotiated purchases from time to time in amounts and on dates that have not yet been determined subject to prevailing prices, market conditions and other factors considered relevant, in addition to expenses related to its formation and activities, provided however that none of the Filing Persons will make any purchases of Common Stock prior to the tenth day following the filing of this Schedule 13D. Any purchases will be made in compliance with federal securities laws and restrictions placed by Meredith Enterprises’ on the trading of Common Stock by its officers and directors. At the time they entered into the Operating Agreement, none of the Class A Members beneficially owned Common Stock and, further, each Class A Member has contractually agreed not to acquire or otherwise beneficially own shares of Common Stock for so long as they remain Class A members of Meredith I LLC.

     In addition, under the terms of the Operating Agreement, either or both of Mr. and Mrs. Meredith may be a manager or member of other limited liability companies or affiliate of other entities that may be formed in the future with the purpose of purchasing additional shares of Common Stock. Mr. Meredith may, through a combination of purchases in the open market and/or privately negotiated purchases by any of the Filing Persons or any other entities that may be formed in the future, obtain sufficient shares that he and his affiliates would be deemed together to own the maximum percentage outstanding of Common Stock that he, together with persons whose beneficial ownership is attributable to him, is permitted beneficially to own under Article 5 of Meredith Enterprises’ restated certificate of incorporation (the “Certificate”) as filed with the Securities and Exchange Commission on March 31, 2003 as Exhibit 3.2.6 to Meredith Enterprises’ Annual Report on Form 10-K for the year ended December 31, 2003. Such maximum percentage is 29%, as determined in accordance with the definition of “Beneficial Ownership” set forth in Article 5 of the Certificate. As noted above, any acquisitions of shares by the Filing Persons or any such entities that may be formed in the future will be subject to prevailing prices, market conditions and other factors considered relevant.

     The Filing Persons have no current intention to acquire in the aggregate in excess of the maximum percentage permitted to be beneficially owned by Mr. Meredith in accordance with Article 5 of the Certificate. However, Mr. Meredith has contemplated the possibility at some future undetermined time of seeking to engage in a transaction that would bring him and his affiliates above such ownership level and, further, possibly confer control of Meredith Enterprises upon him and his affiliates. Mr. Meredith has not decided whether in fact he will do so and recognizes that any decision he makes in the future will be affected by, among other things, general market conditions, the availability of financing, the financial condition of Meredith Enterprises and prospects associated therewith, the provisions of Meredith Enterprises’ Certificate and the willingness of Meredith Enterprises’ board of directors to waive certain provisions of such Certificate. Except as described herein, the Filing Persons have no current intention to engage in a transaction enumerated in Items (a) through (j) of Schedule 13D as promulgated by the Securities and Exchange Commission.

     Among other things, the Operating Agreement and related Subscription Agreement provide that at any time after the first anniversary on which either Mr. or Mrs. Meredith acquire in excess of 50% of the outstanding Common Stock (which would require the approval of the board of directors of Meredith Enterprises) (the “Trigger Date”), Mr. and Mrs. Meredith have the option of purchasing the Class A members’ interests in Meredith I LLC for an aggregate consideration equal to all shares of Common Stock held by Meredith I LLC multiplied by the market value of the Common Stock as of the Trigger Date, provided that the minimum cumulative guaranteed return on payouts from Meredith I LLC to each Class A member would be 130% of his or her initial investment.

Item 5. Interest in Securities of the Issuer

     As of the date hereof, Mr. and Mrs. Meredith and Meredith I LLC directly and indirectly beneficially own Common Stock in such amounts as follows with the accompanying percentages based on a total of 975,298 shares of Common Stock outstanding as disclosed in Meredith Enterprises’ proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on May 2, 2003:

						Total
					Total	Beneficially
		Direct		Indirect	Beneficially	Owned
	Directly	Percent	Indirectly	Percent	Owned	Percent

Allen K. Meredith	71,655(1)	6.9%	18,000(2)	*	89,655	8.7%
Kim Meredith	—	—	89,655(1)(2)	8.7%	89,655	8.7
Meredith I LLC	18,000	1.8	—	—	18,000	1.8

*	Less than one percent.

(1)	Mr. Meredith has vested, or will vest within 60 days from the date hereof, on 58,333 shares underlying an option to purchase an aggregate of 66,667 shares of Common Stock at an exercise price of $10.25 per share. The vesting schedule as to such option provides that 33,334 of the shares underlying the option vested on August 1, 2002 and the remaining 33, 333 shares vest ratably on a quarterly basis thereafter provided that Mr. Meredith continues to provide services to Meredith Enterprises. Consequently, Mr. Meredith will vest in full as to all of the shares underlying such option on August 1, 2003.

(2)	All shares are held by Meredith I LLC, of which Mr. and Mrs. Meredith are the co-managers. As such, Mr. and Mrs. Meredith have shared joint authority over the disposition of all shares of Common Stock held by Meredith I LLC, as well as the acquiring, holding and voting of such shares, provided however that Mr. Meredith’s decision is determinative. Mr. and Mrs. Meredith disclaim beneficial ownership of shares held by Meredith I LLC except to the extent of their individual pecuniary interest therein.

     In the past sixty calendar days, (a) Meredith I LLC received 18,000 shares from Mr. Meredith as Mr. and Mrs. Meredith’s capital contribution for Meredith I LLC, (b) Mrs. Meredith has not purchased any shares of Common Stock, and (c) Mr. Meredith has purchased shares of Common Stock on the dates, in the amounts and for the prices as follows:

Date of Acquisition	Number of Shares	Price Per Share

March 10, 2003	100	$10.15
March 11, 2003	200	10.19
March 11, 2003	600	10.20
March 11, 2003	200	10.17
March 12, 2003	4,700	10.50
March 12, 2003	300	10.24
March 13, 2003	833	10.42
March 14, 2003	1,963	10.25
March 17, 2003	4,700	10.50
March 17, 2003	300	10.49
March 20, 2003	2,500	10.50
April 10, 2003	1,666	11.00
April 10, 2003	766	12.00
April 10, 2003	400	9.95
April 22, 2003	400	10.00
April 23, 2003	533	10.00

     Between March 10 and April 23, 2003, Mr. Meredith purchased an aggregate of 19,437 shares of Common Stock for an aggregate purchase price of $204,264.61 using personal funds. Such shares were acquired through a combination of open market purchases and privately negotiated transactions, the per share prices for the latter of which were determined by using the per share closing price of the Common Stock as listed by the American Stock Exchange as of date of the particular transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Filing Persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

     The following material is filed as an exhibit to this statement of beneficial ownership on Schedule 13D and is attached hereto:

1.	Joint Filing Agreement between Allen K. Meredith, Kim Meredith and Meredith I LLC dated May 12, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLEN K. MEREDITH

/s/ Allen K. Meredith

By: Allen K. Meredith
Date: May 12, 2003

KIM MEREDITH

/s/ Kim Meredith

By: Kim Meredith
Date: May 12, 2003

MEREDITH I LLC

/s/ Allen K. Meredith

By: Allen K. Meredith
Its: Manager
Date: May 12, 2003

JOINT FILING AGREEMENT

     The undersigned hereby agree that this statement on Schedule 13D dated May 12, 2003 with respect to the Common Stock of Meredith Enterprises, Inc. is, and any amendments hereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13(d)-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: May 12, 2003

ALLEN K. MEREDITH

/s/ Allen K. Meredith

By: Allen K. Meredith
Date: May 12, 2003

KIM MEREDITH

/s/ Kim Meredith

By: Kim Meredith
Date: May 12, 2003

MEREDITH I LLC

/s/ Allen K. Meredith

By: Allen K. Meredith
Its: Manager
Date: May 12, 2003